GOLD RESERVE INC.




October 2, 2003



VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 4-6
Washington, D.C. 20549-0306

	RE:	Gold Reserve Inc. (File No. 000-30102)
		Registration Statement on Form 8-A12G, dated October 1, 2003 Application for Withdrawal

Dear Ladies and Gentleman:

       Pursuant to Rule 477 of the Securities Act of 1933, as amended, Gold Reserve Inc., a corporation incorporated under the laws of the Yukon Territory, Canada (the "Company"), hereby applies for withdrawal of the above-referenced Registration Statement, which was filed with the Securities and Exchange Commission (the "Commission") on October 1, 2003, and hereby requests an order consenting to the withdrawal be entered by the Commission effective as of October 2, 2003.

       The Company is requesting withdrawal of the Registration Statement because such statement inadvertently referenced Section 12(g). The Company intends to file a new registration statement today reflecting the appropriate registration of two classes of securities pursuant to
       Section 12(b).

       Thank you for your assistance.

                   Very truly yours,

                   GOLD RESERVE INC.


                   By:  /s/Robert A. McGuinness
                        -----------------------
                   Name:   Robert A. McGuinness
                   Title:  Vice President-Finance, Chief Financial Officer